

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2023

Norma Chu
Chief Executive Officer
DDC Enterprise Ltd
Room 1601-1602, 16/F, Hollywood Centre
233 Hollywood Road
Sheung Wan, Hong Kong

> **Re: DDC Enterprise Ltd**
> **Amendment No. 2 to**
> **Registration Statement on Form F-1**
> **Filed August 18, 2023**
> **File No. 333-272689**

Dear Norma Chu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No 2 to Form F-1 filed August 18, 2023

Part II
Information Not Required in Prospectus
Exhibit Index
Exhibit 23.1 - Consent of KPMG Huazhen LLP. an independent registered public accounting firm, page II-5

1. Please include a currently dated consent from your independent registered public accounting firm with any subsequent amendments. Refer to Item 601(b)(23) of Regulation S-K for guidance.

       You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Manufacturing

cc: Lawrence Venick